Filed by Naked Brand Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Naked Brand Group Inc.

SEC File No.: 001-37662

Date: July 27, 2017

On July 27, 2017, the following press release was issued by Naked Brand Group Inc.:

Naked Brand Group and Bendon Limited Announce that Bendon has Entered into Agreement to Acquire Full Ownership of Frederick’s of Hollywood License

-	To Accommodate Transaction, Naked and Bendon Amend Merger Agreement to Extend F-4 Registration Statement Filing Deadline and Anticipated Date for Completion of the Merger

NEW YORK - July 27, 2017 - Naked Brand Group Inc. (NASDAQ:NAKD) (“Naked”), an innovative fashion and lifestyle brand, and Bendon Limited (“Bendon”), a global leader in intimate apparel and swimwear and Naked’s merger partner, announced today that Bendon has entered into an agreement to acquire full ownership of FOH Online Corp. (“FOH”), the exclusive licensee of the Frederick’s of Hollywood global online license. FOH was initially founded by and provided with funding from an affiliate of Bendon. Bendon has a Master Services Agreement with FOH, through which it helps manage the online brand in exchange for a management fee.

Naked, Bendon and Bendon Group Holdings Limited (“Holdco”) recently entered into an Agreement and Plan of Reorganization (the “Merger Agreement”), under which both of Naked and Bendon will become wholly owned subsidiaries of Holdco, a newly formed Australian holding company.

As a result of the agreement between Bendon and FOH, Bendon will acquire all of the outstanding common stock of FOH in exchange for the forgiveness of debt owed by FOH to Bendon. As a result, Bendon will control FOH’s existing license to develop and sell online intimates products, sleepwear and loungewear products, swimwear and swimwear accessories and costumes products under the Fredrick’s of Hollywood name. As part of the transaction, Holdco will issue to FOH shares, which would have otherwise been issued to Bendon at the time of the merger. A substantial portion of these shares will be transferred to the affiliate of Bendon which initially funded FOH. The issuance of the Holdco shares is expected to have a minimal impact on the aggregate percentage of shares that Naked stockholders will hold in Holdco immediately following the closing of the business combination, while providing the shareholders with the benefit of being the Licensee of the “Frederick’s of Hollywood” License.

FOH sales for the trailing twelve months ended June 30, 2017, were approximately $18 million of direct to consumer e-commerce sales. FOH’s license has an initial term running through December 2020, with FOH having the right to renew the license 10 times for five year periods each.

Justin Davis-Rice, Executive Chairman of Bendon and Director of Naked, commented, “Frederick’s of Hollywood is an iconic lingerie brand with tremendous brand recognition that we believe will be an excellent complement to our portfolio. We believe the acquisition of this high growth e-commerce business provides a strong platform for the next phase of online growth for our business. We look forward to working closely with the Frederick’s of Hollywood team to create an exceptional offering for the brand’s loyal customers. In addition, we believe that there is great opportunity to leverage our well-established global wholesale and retail distribution channels as we look to further expand the Frederick’s of Hollywood brand throughout the United States. Overall, we are excited to bring the Frederick’s of Hollywood online business into the Bendon portfolio, and expect that this acquisition will enhance shareholder value for the combined Naked and Bendon business at closing and over the long-term.”

To accommodate the preparation of the financial and legal documentation related to the Frederick’s of Hollywood transaction, as well as the work required to incorporate information associated with the transaction, Naked and Bendon have entered into an amendment to the Merger Agreement. This will provide additional time to file the proxy statement/prospectus to be included in the registration statement on Form F-4 to be filed by Holdco related to the business combination with the Securities and Exchange Commission (“SEC”). The registration statement on Form F-4 containing the proxy statement/prospectus is now expected to be filed with the SEC on or before August 25, 2017, and the business combination is anticipated to be completed in the fourth quarter of 2017.

About Naked Brand Group Inc.:

Naked was founded on one basic desire - to create a new standard for how products worn close to the skin fit, feel, and function. Currently featuring an innovative and luxurious collection of innerwear products, the Company plans to expand into additional apparel and product categories that exemplify the mission of the brand, such as activewear, swimwear, sportswear and more. Naked's women's and men's collections are available at www.wearnaked.com, as well as through some of the leading online retailers and department stores in North America, including Bloomingdale's, Dillard's, Soma, Saks Fifth Avenue, Amazon.com, and BareNecessities.com, among others. Renowned designer and sleepwear pioneer and Chief Executive Officer, Carole Hochman, leads Naked from its headquarters in New York City. http://www.nakedbrands.com/

About Bendon Limited:

Bendon is a global leader in intimate apparel and swimwear renowned for its best in category innovation in design, and technology and unwavering commitment to premium quality products throughout its 70-year history. Bendon has a portfolio of 10 highly productive brands, including owned brands Bendon, Bendon Man, Davenport, Evollove, Fayreform, Hickory, Lovable (in Australia and New Zealand) and Pleasure State, as well as licensed brands Heidi Klum Intimates and Swimwear and Stella McCartney Lingerie and Swimwear.

In October 2014 Bendon announced supermodel and television host Heidi Klum as the Creative Director and face of Bendon's flagship Intimates collection, succeeding Elle Macpherson after 25 years with the brand. Bendon products are distributed through over 4,000 doors across 43 countries as well as through a growing network of 60 company-owned Bendon retail and outlet stores in Australia, New Zealand and Ireland. Bendon’s global supply chain is one of its strongest assets, controlling sourcing, manufacturing and production at over 30 partner facilities across Asia. Bendon has more than 700 staff at offices and stores in Auckland, Sydney, New York, London and Hong Kong and is poised for continued meaningful growth as it opens additional retail stores and expands its current portfolio of products. http://www.bendongroup.com/

Additional Information and Where to Find It

Naked and Holdco intend to file relevant materials with the SEC, including a registration statement on Form F-4 to be filed by Holdco that will include a proxy statement of Naked that also constitutes a prospectus of Holdco and a definitive proxy statement/prospectus (when they become available) will be sent to Naked. The proxy statement/prospectus will be mailed to stockholders of Naked as of a record date to be established for voting on the proposed business combination. Such documents are not currently available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE BUSINESS COMBINATION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NAKED, BENDON AND HOLDCO AND THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other relevant materials containing important information about Naked, Bendon and Holdco once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Naked or Holdco when and if available, can be obtained free of charge on Naked’s website under the Investor Relations section at http://www.nakedbrands.com or by directing a written request to Naked Brand Group Inc., 10th Floor – 95 Madison Avenue, New York, NY 10016, Attention: Investor Relations; and/or on Bendon’s website at www.bendongroup.com or by directing a written request to Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand or by emailing lucy.martyn@bendon.com.

Participants in the Solicitation

This is not a solicitation of a proxy from any investor or security holder. Naked and its directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Naked’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Naked’s directors and officers in Naked’s filings with the SEC. Additional information regarding the directors and executive officers of Naked is also included in Naked’s Annual Report on Form 10-K for the year ended January 31, 2017. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Naked’s shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus for the proposed transaction when available.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this communication, other than purely historical information, including estimates, projections and statements relating to Naked’s or Bendon’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in or incorporated by reference into this communication regarding strategy, future operations, future transactions, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements: express or implied regarding future financial performance, the effects of Naked’s and Bendon’s business models, the effects of the of the proposed business combination, the transactions contemplated thereby or any other actions to be taken in connection therewith; Naked’s continued listing on the NASDAQ Capital Market until closing of the proposed business combination; Holdco’s anticipated listing on the NASDAQ Capital Market or the NYSE in connection with the closing of the proposed business combination; expectations regarding the capitalization, resources and ownership structure of Holdco; the adequacy of Holdco’s capital to support its future operations; Naked’s and Bendon’s plans, objectives, expectations and intentions; the nature, strategy and focus of the combined company; Bendon’s acquisition of the FOH licenses and potential benefits of the Frederick’s of Hollywood global online licenses; the timing of the filing of the proxy statement/prospectus and completion of the proposed business combination; the executive and board structure of Holdco; and expectations regarding voting by Naked’s stockholders. Naked, Bendon and/or Holdco may not actually achieve the plans, carry out the intentions or meet the expectations disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, risks and uncertainties associated with stockholder approval of and the ability to consummate the proposed business combination through the process being conducted by Naked, Holdco and Bendon, the ability of Naked, Holdco and Bendon to consummate the transaction contemplated by the Merger Agreement, the risk that one or more of the conditions to closing contained in the Merger Agreement may not be satisfied, including, without limitation, the effectiveness of the registration statement to be filed with the SEC or the listing of Holdco’s ordinary shares on the NASDAQ Capital Market or the NYSE, the lack of a public market for ordinary shares of Holdco and the possibility that a market for such shares may not develop, the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, the availability of sufficient resources of the combined company to meet its business objectives and operational requirements, the ability to realize the expected synergies or savings from the proposed business combination in the amounts or in the timeframe anticipated, the risk that competing offers or acquisition proposals will be made, the ability to integrate Naked’s and Bendon’s businesses in a timely and cost-efficient manner, the inherent uncertainty associated with financial projections, and the potential impact of the announcement or closing of the proposed business combination on customer, supplier, employee and other relationships. Naked disclaims any intent or obligation to update these forward-looking statements to reflect events or circumstances that exist after the date on which they were made.

Investors:
ICR
Jean Fontana/Megan Crudele, 646-277-1200
jean.fontana@icrinc.com
or
Media:
ICR
Alecia Pulman/Brittany Fraser, 203-682-8200
NakedBrandsPR@icrinc.com